Caris Life Sciences, Inc.

750 W. John Carpenter Freeway

Suite 800

Irving, TX 75039

June 13, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Lauren Nguyen
Juan Grana
Michael Fay
Tayyaba Shafique

Re:	Caris Life Sciences, Inc.
Registration Statement on Form S-1, as amended (File No. 333-287551)
Request for Acceleration of Effective Date

To the addressees set forth above:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Caris Life Sciences, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1, as amended (File No. 333-287551) (the “Registration Statement”). The Company respectfully requests that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on June 17, 2025, or as soon as practicable thereafter, or at such other time as the Company or its legal counsel may request by telephone to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Nathan Ajiashvili at (212) 906-2916.

We understand that the staff of the Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Nathan Ajiashvili of Latham & Watkins LLP at the number set forth above.

Thank you for your assistance in this matter.

Sincerely,

Caris Life Sciences, Inc.

By:	/s/ J. Russel Denton
Name:	J. Russel Denton
Title:	Senior Vice President, General Counsel, and Secretary

cc:	David D. Halbert, Founder, Chairman, and Chief Executive Officer, Caris Life Sciences, Inc.
Brian J. Brille, Vice Chairman, and Executive Vice President, Caris Life Sciences, Inc.
Luke Power, Senior Vice President, Chief Financial Officer, and Chief Accounting Officer, Caris Life Sciences, Inc.
Nathan Ajiashvili, Esq., Latham & Watkins LLP
Alison Haggerty, Esq., Latham & Watkins LLP
Eric Blanchard, Esq., Cooley LLP
Divakar Gupta, Esq., Cooley LLP
Charles S. Kim, Esq., Cooley LLP